Exhibit 99.1

                   Genius Products Adjourns Annual
             Meeting of Stockholders to November 17, 2004


    SAN DIEGO--(BUSINESS WIRE)--Oct. 27, 2004--Genius Products, Inc. (OTCBB:GNPI), a leading family home entertainment video, audio and distribution company, today announced that its Annual Meeting of Stockholders has been adjourned to November 17, 2004 at 10 a.m. at the Company's headquarters, in order to allow more time for interested common stockholders to submit proxies with respect to the proposed reincorporation of the Company from Nevada to Delaware. All of the other proposals submitted for approval at the Annual Meeting on October 25, 2004 have been approved. The proposed reincorporation requires the approval of the holders of a majority of the shares of common stock outstanding and entitled to vote at the Annual Meeting.

    About Genius Products, Inc.

    Genius Products, Inc. (OTCBB:GNPI) is a multi-brand company that produces and distributes affordable family entertainment products, including DVDs and CDs. Its products are sold in retail outlets nationwide under well-known brands, including AMC(R), TV Guide(R), The Twilight Zone(TM), Baby Genius(R), Tonka(R), My Little Pony(R), Curious George(R) and Paddington Bear(TM). Genius Products also licenses the Baby Genius brand to third-party companies for a variety of products, including books, apparel and infant care products. Promotional partners include the world famous San Diego Zoo(R), Playtex(R), Gerber(R), Fazoli's(R) and Child(R) Magazine.


    CONTACT: Genius Products Inc., San Diego
             Klaus Moeller, 858-793-8840